SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-23270

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION HOMES, INC.

RETIREMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION HOMES, INC.

5000 TUTTLE CROSSING BLVD.

DUBLIN, OH 43016-5555

Dominion Homes, Inc.

Retirement Plan and Trust

Financial Statements

December 31, 2005 and 2004

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2005 and 2004

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

Dominion Homes, Inc. Retirement Plan and Trust

We have audited the accompanying statement of net assets available for benefits of the Dominion Homes, Inc. Retirement Plan and Trust (the “Plan”) as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated June 27, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all respects in relation to the basic financial statements taken as a whole.

/s/ McCurdy & Associates, Inc.

Columbus, Ohio

June 19, 2006

Dominion Homes, Inc. Retirement Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$16,262,163	$15,803,744
Participants’ loans	387,251	370,902
Employer contributions receivable	11,172	133,268
Employee contributions receivable	787	391

Total assets	16,661,373	16,308,305

Liabilities
Accrued expenses	12,500	24,850

Total liabilities	12,500	24,850

Net assets available for benefits	$16,648,873	$16,283,455

The accompanying notes are an integral part of these financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2005 and 2004

	2005	2004
Additions
Employee contributions	$1,826,576	$1,885,906
Employer contributions	1,091,370	1,173,405
Net appreciation (depreciation) in the fair value of investments	(643,283)	721,725
Interest and dividend income	157,143	48,951

Total additions	2,431,806	3,829,987

Deductions
Participant benefits	2,031,008	2,032,481
Administrative expenses	35,380	39,771

Total deductions	2,066,388	2,072,252

Net additions	365,418	1,757,735
Net assets available for benefits, beginning of year	16,283,455	14,525,720

Net assets available for benefits, end of year	$16,648,873	$16,283,455

The accompanying notes are an integral part of these financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2005 and 2004

Notes to Financial Statements

1.	Description of the Plan

Dominion Homes, Inc. (the “Employer”) established Dominion Homes, Inc. Retirement Plan and Trust (the “Plan”) effective July 1, 1985. The Plan is a defined contribution plan designed to comply with Sections 401(a) and (k) of the Internal Revenue Code (“IRC”). The following is a brief description of the Plan. Participants should refer to the plan document for a complete explanation of the Plan’s provisions.

The Plan covers substantially all employees, except those for whom retirement benefits have been the subject of good faith collective bargaining, nonresident aliens with no income in the United States, leased employees, outside consultants or independent contractors. Full-time employees are eligible to participate in the Plan on the first day of a calendar quarter following at least 30 days of service. Part-time employees are eligible to participate in the Plan on the first day of a calendar quarter after the 12-month period beginning on the date of hire, or any anniversary thereof, in which such person is credited with at least 1,000 hours of service.

Participants direct their employer and participant contributions into any of the 22 available investment fund options. These options include:

•	Dominion Homes, Inc. Common Shares

•	Principal Stable Value Fund

•	Fidelity Advisor Mortgage Securities (T) Fund

•	Principal Bond and Mortgage Separate Account

•	Principal Large Cap Stock Index Separate Account

•	American Funds Growth Fund of America (R3) Fund

•	Principal Partners Large-Cap Growth I Separate Account

•	Principal Partners Large-Cap Value Separate Account

•	Principal Mid-Cap Stock Index Separate Account

•	Principal Partners Mid-Cap Growth Separate Account

•	American Century Equity Income (Adv) Fund

•	Principal Small Cap Stock Index Separate Account

•	Fidelity Advisor Small-Cap (T) Fund

•	Principal Partners Small-Cap Value Separate Account

•	Principal International Stock Separate Account

•	Russell Lifepoints® Aggressive Strategy (D) Separate Account

•	Russell Lifepoints® Balanced Strategy (D) Separate Account

•	Russell Lifepoints® Conservative Strategy(D) Separate Account

•	Russell Lifepoints® Moderate Strategy (D) Separate Account

•	Russell Lifepoints® Equity Aggressive Strategy (D) Separate Account

•	Principal U.S. Property Separate Account

•	American Funds New Perspective (R3) Fund

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2005 and 2004

Notes to Financial Statements

Participants may change their investment options on a daily basis except for investments in Dominion Homes, Inc. common shares, which are subject to restrictions set forth in the Dominion Homes, Inc. stock Trading Policy.

A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a percentage of such participant’s compensation and to contribute such amount to the Plan on their behalf. If a participant desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation payable as a bonus. In no event may the sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed $14,000, the maximum allowable. However, for participants who reached the age of 50, an additional catch up contribution of $4,000 was allowed during 2005. In accordance with Section 401(k) of the IRC, all amounts withheld from a participant’s compensation in accordance with this section and contributed to their salary reduction account are not to be included in the gross income of the participant for federal income tax purposes and are deemed, for tax purposes, to be an Employer contribution to the Plan.

The Employer is required to make matching contributions to the Plan from its current or accumulated profits, if any, equal to 100% of the first 3% of salary reduction contributions made by participants and 50% of the next 2% of salary reduction contributions, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant’s salary reduction account and matching contribution account in any plan year exceed the lesser of 100% of the participant’s compensation for the plan year or $40,000.

A participant’s interest in their salary reduction account, rollover account, and matching contribution account shall be fully vested and non-forfeitable at all times.

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000. Loan terms are not to exceed five years with the interest rate based on the rates available for similar loans from commercial lending institutions. The loans are collateralized by an assignment, pledge, or other security interest in the participant’s vested account balance. Repayment of a loan is required to be made through payroll deductions on an after tax basis in level payments of principal and interest.

Benefits under the Plan are generally payable upon the earliest occurrence of a participant’s death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or in equal monthly, quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Notwithstanding the foregoing, a participant’s salary reduction account may also be distributed in the event of certain financial hardships or attainment of age 55.

The Employer reserves the right at any time to amend or terminate this plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the trustee.

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2005 and 2004

Notes to Financial Statements

2.	Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United Stated of America.

Investment Valuation and Income Recognition

The Plan’s investments that are traded on a national exchange are stated at fair value, which are measured from quoted market prices as of the last business day of the plan year. Certain investments are not currently traded in a public market and are carried at estimated fair value as determined by the investment advisor after giving consideration to pertinent information, including discounted future cash flows of mortgages and private placement bonds, estimated market values of real estate properties and results of independent appraisals, and other factors. Because of the inherent uncertainty of valuations, however, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

At December 31, 2005 and 2004, the statements of net assets available for benefits include investments valued at approximately $12,399,640 and $10,833,682, respectively, for which their fair values have been estimated by the investment advisor in the absence of readily ascertainable market values.

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Security transactions are reflected on a trade date basis, which is not materially different from a settlement date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Administrative Expenses

Administrative expenses, including audit fees and third party administrator fees, are paid by the trustee from the net assets of the Plan. Approximately $35,400 and $39,800 in administrative expenses were incurred for the years ended December 31, 2005 and 2004, respectively. Certain administrative and support functions, including accounting and human resource services, performed by the Employer are not charged to the Plan.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in the net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2005 and 2004

Notes to Financial Statements

risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Investments

The following are investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004:

Investments	2005 Fair Value	2004 Fair Value
Dominion Homes, Inc. Common Shares	$1,392,617	$2,572,835
Principal Partners Large-Cap Growth I Separate Account	1,776,532	1,885,653
Principal Partners Large-Cap Value Separate Account	1,672,599	1,394,706
Principal Stable Value Fund	1,784,174	1,305,798
American Funds New Perspective (R3) Fund	1,145,127	1,243,545
Principal Large Cap Stock Index Separate Account	1,412,709	1,169,634
Principal Partners Mid-Cap Growth Separate Account	1,099,307	1,088,558
Russell Lifepoints® Balanced Strategy (D) Separate Account	994,928	978,654

During the years ended December 31, 2005 and 2004, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	2005 Fair Value	2004 Fair Value
Pooled separate accounts – not traded in a public market	$759,951	$933,897
Common/collective trust – not traded in a public market	52,609	40,285
Mutual funds – traded in a public market	95,014	234,097
Dominion Homes, Inc. Common Shares	(1,550,857)	(486,554)

Total net appreciation (depreciation)	$(643,283)	721,725

4.	Tax Status

The Plan has been designed to meet the requirements of Sections 401(a), 401(k) and 501(a) of the IRC, as amended by the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been granted favorable determination of tax-exempt status under Section 501(a).

The Plan obtained its latest determination letter as of January 21, 2002, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

December 31, 2005 and 2004

Notes to Financial Statements

5.	Transactions With Parties-In-Interest

The Plan held, at fair value, $1,392,617 and $2,572,835 of Dominion Homes, Inc. common shares at December 31, 2005 and 2004, respectively. The Plan purchased 38,025 and 8,930 shares of Dominion Homes, Inc. common shares at a cost of $513,638 and $224,617 in 2005 and 2004, respectively. The Plan sold 9,075 and 4,740 shares of Dominion Homes, Inc. common shares for $142,954 and $129,851 in 2005 and 2004, respectively.

At December 31, 2005 and 2004, the Plan had payables in the amount of $0 and $7,850 respectively, to Dominion Homes, Inc. for administrative fees paid by Dominion Homes, Inc. on behalf of the Plan. The amounts are included in accrued expenses on the statements of net assets available for benefits.

Certain Plan investments are units of common/collective trusts and money market funds managed by Principal Global Investors, an affiliate of Principal Financial Group. The Delaware Charter Guarantee & Trust Company is the Plan’s Trustee. Therefore, these transactions with Principal Global Investors qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $5,149 and $4,181 for the Plan years ended December 31, 2005 and 2004, respectively. Also, during 2005 loan expenses of $3,873 were charged to the Plan by the Trustee.

The Company had untimely deposits of certain employee contributions, totaling $641 during 2004, for which corrective actions have been taken. Untimely deposits qualify as party-in-interest transactions.

Dominion Homes, Inc. Retirement Plan and Trust

EIN: 31-1393233  Plan Number: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Year Ended December 31, 2005

(A)	(B)	(C)	(D)	(E)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Fair Value
*	Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	1,124	$749,139
*	Principal Life Insurance Company	Principal Large Cap Stock Index Separate Account	32,097	1,412,709
*	Principal Life Insurance Company	Principal Partners Large-Cap Value Separate Account	123,434	1,672,599
*	Principal Life Insurance Company	Principal U.S. Property Separate Account	977	486,298
*	Principal Life Insurance Company	Russell Lifepoints® Aggressive Strategy (D) Separate Account	55,168	761,026
*	Principal Life Insurance Company	Russell Lifepoints® Balanced Strategy (D) Separate Account	69,212	994,928
*	Principal Life Insurance Company	Russell Lifepoints® Conservative Strategy (D) Separate Account	1,091	15,047
*	Principal Life Insurance Company	Russell Lifepoints® Equity Aggressive Strategy (D) Separate Account	7,175	96,342
*	Principal Life Insurance Company	Russell Lifepoints® Moderate Strategy (D) Separate Account	2,507	35,161
*	Principal Life Insurance Company	Principal Mid-Cap Stock Index Separate Account	13,190	247,466
*	Principal Life Insurance Company	Principal Partners Large-Cap Growth I Separate Account	199,375	1,776,532
*	Principal Life Insurance Company	Principal Partners Mid-Cap Growth Separate Account	89,689	1,099,307
*	Principal Life Insurance Company	Principal Partners Small-Cap Value Separate Account	10,330	186,725
*	Principal Life Insurance Company	Principal Small-Cap Stock Index Separate Account	23,730	465,343
*	Principal Life Insurance Company	Principal Diversified International Separate Account	13,534	616,844
	Gartmore Trust Company	Principal Stable Value Fund	116,865	1,784,174
	Fidelity Investments	Fidelity Advisor Mortgage Securities (T) Fund	17,356	191,957
	American Century Investments	American Century Equity Income (Adv) Fund	41,889	327,569
	American Funds Service Company	American Funds Growth Fund of America (R3) Fund	17,811	543,228
	Fidelity Investments	Fidelity Advisor Small Cap (T) Fund	11	262,025
	American Funds Service Company	American Funds New Perspective (R3) Fund	40,407	1,145,127
*	Dominion Homes, Inc.	Common Shares	130,885	1,392,617

	Total Investments			$16,262,163

	*Participant Loans	Participant Loans (4.75%-9.00%) with maturity dates ranging from 2006 to 2015		$387,251

*	Denotes a party-in-interest transaction

The accompanying notes are an integral part of this schedule.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 26, 2006	Dominion Homes, Inc.
Retirement Plan and Trust

/s/ Terry E. George
Terry E. George
Co-Trustee

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED DECEMBER 31, 2005

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
1	Consent of Independent Registered Public Accounting Firm	Page 12

2	Consent of Independent Registered Public Accounting Firm	Page 13